UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-4651
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Dana Corporation Employee Incentive and Savings Investment Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
      Dana Corporation
      4500 Dorr Street
      Toledo, Ohio 43615

INDEX

Page
REQUIRED INFORMATION

Report of Independent Registered Public Accounting Firm	3

Financial Statements

Statement of Net Assets Available for Benefits as of December 31, 2006 and 2005	4

Statement of Changes In Assets Available for Benefits for the Year Ended December 31, 2006	5

Notes to Financial Statements	6

Additional Information*

Schedule H, line 4i, Schedule of Assets (Held at End of Year), December 31, 2006	12

SIGNATURE	13

EXHIBITS

Exhibit 23 – Consent of Independent Registered Public Accounting Firm	14

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of the
Dana Corporation Employee Incentive and Savings Investment Plan
In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Dana Corporation Employee Incentive and Savings Investment Plan (the “Plan”) at December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan’s management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Toledo, Ohio
June 25, 2007

Dana Corporation Employee Incentive and Savings Investment Plan
Statement of Net Assets Available For Benefits
(Amounts in Thousands)

	December 31,
	2006	2005
Assets:
Investments, at fair value	$49,475	$40,982
Investments in Master Trust	—	17,478

Total investments	49,475	58,460

Employee contributions receivable	63	78
Employer contributions receivable	6	8

Net assets available for benefits	$49,544	$58,546

The accompanying notes are an integral part of the financial statements.

Dana Corporation Employee Incentive and Savings Investment Plan
Statement of Changes In Net Assets Available For Benefits
For the Year Ended December 31
(Amounts in Thousands)

2006
Investment income:
Interest in earnings from Master Trust	$165
Interest income from Money Market Fund	496
Dividend income	2,047
Net appreciation of investments	1,119
Interest on employee loans	49

3,876

Contributions:
Employee contributions	773
Employer contributions	70

Total contributions	843

Deductions:
Benefit payments	(13,643)
Administrative expenses	(5)

Total deductions	(13,648)

Net transfers out	(73)

Net decrease	(9,002)

Net assets available for benefits at beginning of year	58,546

Net assets available for benefits at end of year	49,544

The accompanying notes are an integral part of the financial statements.

Notes to Financial Statements
1.	Description of the Plan
General
The Dana Corporation Employee Incentive and Savings Investment Plan (the Plan) is a contributory defined contribution employee benefit plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
The Plan was established by Echlin Inc. (Echlin), effective as of January 1, 1984, to provide benefits for all eligible employees of various participating divisions and subsidiaries of Echlin, which subsequently became divisions and subsidiaries of Dana Corporation (Dana), as identified in the Plan. The Plan is now sponsored by Dana.
On March 3, 2006, Dana and 40 of its wholly-owned domestic subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York. While Dana is not currently contemplating any changes to the Plan as a result of its bankruptcy filing, there can be no assurance that such changes will not be made.
The following is a brief description of the Plan. Participants should refer to the Plan documents for more complete information.
Administration
The Administrator of the Plan is the Dana Corporation Investment Committee, which has delegated responsibility for day-to-day administration of the Plan to Dana Benefits Services.
The Vanguard Fiduciary Trust Co. (Vanguard) is the trustee of the Plan, as well as the trustee of the Master Trust established under the Dana Corporation Master Trust Agreement for the Dana Corporation Fixed Principal Fund. Through April of 2006, a portion of the Plan’s assets, along with a portion of the assets of certain other Dana employee benefit plans, was held by Vanguard and maintained in the Master Trust. See Note 5 for more information about the Master Trust.
Participation
Each employee at a facility within a participating Dana division or subsidiary, as stipulated in the Plan, who was hired prior to January 1, 2003, is eligible to participate in the Plan unless he or she is employed as a member of a collective bargaining unit or as an hourly employee at a facility that provides the Plan only to salaried employees. Since December 31, 2002, no newly hired employees at the participating facilities — other than production employees at Dana’s Andrews, Indiana facility and production employees at the Dallas, Texas facility, until sold in November 2004 — have been eligible to become participants in this Plan, but instead participate in the Dana Corporation SavingsWorks Plan.
Employee contributions
An eligible employee may elect to have up to 50% of his or her eligible compensation, as defined in the Plan, contributed to his or her account, up to the maximum elective deferral amount determined under Section 402(g) of the Internal Revenue Code (the Code). Contributions for some participants may be further limited as a result of other Code requirements. All employees who are eligible to make salary reductions under this Plan and who have attained age 50 before the close of the Plan Year shall be eligible to make catch-up contributions in accordance with, and subject to the limitations of, Code Section 414(v).
Employer contributions
During most of 2005, Dana contributed to the Plan 30% on the first 3% of the compensation contributed to the Plan by the employee and 10% on the next 3% of compensation contributed by the employee. Those contributions were subject to certain limitations under Section 415 of the Code. The employer matching contributions were suspended generally for pay periods after October 31, 2005, as one of a number of measures taken by Dana in 2005 to improve the company’s financial performance. However, employees covered by certain labor agreements continued to receive the company match during 2005 and 2006.

Investments
Participants may elect to have their contributions and any related employer contributions allocated to one or more of the alternative investment vehicles maintained by Vanguard, including equity and fixed income mutual funds.
Until January 1, 2000, participants could also elect to invest in the Dana Stock Fund. As of that date, this fund was closed to new investments. While Dana continues its reorganization under Chapter 11, investments in its common stock are highly speculative. Although Dana common stock continues to trade on the OTC Bulletin Board under the symbol “DCNAQ,” the trading prices of the shares may have little or no relationship to the actual recovery, if any, by the holders of Dana common stock under any eventual court-approved reorganization plan. The opportunity for any recovery by holders of Dana common stock under such reorganization plan is uncertain and the shares may be cancelled without any compensation pursuant to such reorganization plan.
Participant compensation deferral contributions are allocated to individual participant accounts each pay period. Changes in the fair market value of investments and gains and losses on the disposition of investments, and investment income are allocated to individual participant accounts on a daily basis in proportion to their account balance.
Vesting
Participants are fully vested at all times in both the employee and employer contributions and earnings thereon in their individual accounts. Allocations of earnings are based upon the participants’ investment elections for their Plan account balances and the performance of the various investment options.
Benefit payments upon normal retirement, disability, termination or death
In accordance with the Plan provisions, a participating employee who retires upon attaining age 65 or becomes totally and permanently disabled is eligible to receive the full value of his or her account in a lump sum.
Upon termination of employment, if the account balance is less than $1,000, it will be paid automatically in a lump sum shortly after termination, and if the balance is between $1,000 and $5,000, it will be transferred to a Rollover IRA account at Vanguard as a direct rollover unless the participant expressly requests a taxable lump sum payment. If the account balance is $5,000 or more, the account balance may remain in the participant’s account under the Plan until he or she attains the age of 70-1/2.
Upon a participant’s death, the participant’s account balance will be paid to his or her beneficiary in a lump sum.
Loans
Vanguard may extend loans to participants with the approval of the Plan Administrator. Participant loans may not be made for less than $1,000 or exceed the lesser of 50% of the participant’s account balance or $50,000 minus the highest amount of outstanding balance of loans to the participant for the previous 12-month period. The loan term may not be longer than 60 months unless the loan is used to acquire a principal residence for which the term is up to 10 years. Interest is charged on the loan at a rate equal to 1% above the “Prime Rate” quoted by The Wall Street Journal under the “Money Rates” section at the time the loan is granted. At December 31, 2006, such loans had interest rates ranging from 5.0% to 9.5%.
As participant loans are repaid through payroll deductions, the amounts are allocated to the investment fund according to the participant’s most recent election with respect to current contributions.
Plan termination
Although it has not expressed any intention to do so, Dana has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to ERISA. In the event of Plan termination, the value of the participant accounts will be distributed as soon as practicable in accordance with the uniform, nondiscriminatory rules established by the Plan Administrator.

2.	Summary of Significant Accounting Policies
Basis of accounting
The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP) and applicable Department of Labor regulations under ERISA Section 103 governing plan financial statements.
Expenses of the Plan
Generally, the expenses associated with the administration of the Plan are paid by Dana. Loan origination and maintenance fees are paid by the loan fund participants. These fees amounted to $4,806 and $4,620 for the years ended December 31, 2006 and 2005.
Valuation of investments
The Plan’s investments in the equity mutual funds are stated at net asset value. Investments in the Master Trust are stated at contract value, which normally approximates market value. Participant loans receivable are stated at estimated fair values, consisting of outstanding principal and any related accrued interest.
Investments in the Dana Stock Fund are expressed in units, each representing undivided fractional interests in the Dana common stock held in the fund, which are recorded at fair market value. As discussed in Note 1, while Dana continues its reorganization under Chapter 11, investments in its common stock are highly speculative and the shares may ultimately have no value under Dana’s reorganization plan.
Net appreciation or depreciation includes realized gains and losses and net unrealized appreciation and depreciation. Realized gains and losses on investment transactions are recorded as the difference between proceeds received and the fair market value at the beginning of the year of the respective investments sold, or cost if acquired during the year. Net unrealized appreciation or depreciation in the fair market value of investments is recorded as the change between the fair market value of investments at the end of the year and the beginning of the year, or cost if acquired during the year.
Use of estimates
The preparation of financial statements in conformity with GAAP requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and reported changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.
Risks and uncertainties
The Plan provides for various investment options in any combination of equity and fixed income mutual funds and other investment securities, at the participant’s election. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, there can be no assurance that changes in risks in the near term will not materially affect participants’ account balances and the assets available for benefits under the Plan.
As discussed in Note 1, while Dana continues its reorganization under Chapter 11, investments in its common stock are highly speculative and the shares may ultimately have no value under Dana’s reorganization plan.
Payment of benefits
Benefits are recorded when paid.

New accounting pronouncements
In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157 (SFAS No. 157), “Fair Value Measurements.” SFAS No. 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Dana does not believe the adoption of SFAS No. 157 will have a material impact on the financial statements.
As of December 31, 2006, the Plan adopted Financial Accounting Standards Board Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the FSP). The FSP requires that the Statement of Net Assets Available for Benefits present the fair value of the Plan’s investments. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts. The application of the FSP resulted in no material changes to the financial statements of the Plan.
3.	Income Tax Status
The Internal Revenue Service has determined and informed Dana by a letter dated April 3, 2002, that the Plan and related trust are tax-qualified in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
4.	Parties In Interest
Investments in the Dana Stock Fund consisted of 163,680 and 234,068 shares of Dana common stock at December 31, 2006 and 2005. Shares were purchased prior to January 1, 2000, in the open market at fair market value or converted from shares of Echlin common stock held by the predecessor Echlin Inc. Incentive and Savings Plan at the time Dana acquired Echlin in 1998. Consequently, such share acquisitions were permitted under the provisions of the Plan and were exempt from prohibition of party-in-interest transactions under the Code and ERISA.
Certain Plan investments are shares of mutual funds managed by The Vanguard Group, a company related to Vanguard.
5.	Master Trust
During 2005, the Plan’s investment in the Dana Fixed Principal Fund was held through an investment in the Master Trust, rather than as a direct holding of the Plan. At December 31, 2005, the Master Trust included, in addition to the assets of the Plan invested in the Dana Fixed Principal Fund (comprising 10.94% of the total assets of the Master Trust), assets of three other Dana employee benefit plans also invested in this Dana Fixed Principal Fund. In April 2006, the Dana Fixed Principal Fund was terminated and its investments were transferred to the Vanguard Prime Money Market, with the mutual fund shares held directly by the Plan and other Dana 401(k) savings plans. Consequently, there were no assets of this Plan or other Dana plans in the Master Trust at December 31, 2006.
The assets of the participating plans were commingled in the Master Trust for investment purposes only. Employer contributions and benefit payments were identified in the Master Trust for each participating plan, and earnings and expenses were allocated proportionately to the participating plans by Vanguard on the basis of the relative value of investments of the plans.

The following table presents the assets available for benefits to participants of plans participating in the Master Trust at December 31, 2006 and 2005:

	December 31,
(Amounts in thousands)	2006	2005
Assets:
Investments, at contract value
Guaranteed Investment Contracts	$—	$159,782

Receivables
Fund units receivable*	—	—

Total assets	—	159,782

Liabilities:
Fund units payable*	—	(24)
Administrative fee payable	—	(16)

Net Master Trust Assets	$—	$159,742

*	Contribution, withdrawal and participant-directed exchange activity is reflected by trade date. Reported amounts result from timing differences between trade and settlement dates.
Investment income for the Master Trust consisted of interest and dividends of $7,322 for the year ended December 31, 2005.
6.	Investments
The following table presents investments that represented 5% or more of the Plan’s net assets at December 31, 2006 and/or 2005:

	December 31,
(Amounts in thousands except share/unit information)	2006	2005
Plan’s Investment in Master Trust, - 0- and 17,478,467 units, respectively	$—	$17,478

Vanguard PRIMECAP Fund, 272,029 and 321,317 shares, respectively	18,756	20,985

Vanguard Prime Money Market Fund, 12,586,949 and -0- shares, respectively	12,587	—

Vanguard Wellington Investment Fund, 129,609 and 153,967 shares, respectively	4,203	4,673

Vanguard 500 Index Investment Fund, 41,560 and 49,980 shares, respectively	5,427	5,744

Other investments*	8,571	9,580

Total	$49,475	$58,460

*	Other investments is comprised of many Vanguard mutual funds, each individually less than 5%.

During 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $1,119, as follows:

(Amounts in thousands)	2006
Mutual funds	$5,048
Dana Stock Fund	(3,929)

$1,119

Dana Corporation Employee Incentive and Savings Investment Plan
Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2006
(Amounts in Thousands)

(a)	(b)	(c)	(d)	(e)
				Current
	Identity of Issue	Number of Shares/Units	Cost	Value
*	Vanguard 500 Index Inv. Fund	41,560	**	$5,427

*	Vanguard Capital Opportunity Fund	21,735	**	797

*	Vanguard Explorer Fund	5,984	**	447

*	Vanguard Inflation-Protected Securities Fund	9,204	**	109

*	Vanguard Intermediate-Term Treasury Fund	22,976	**	247

*	Vanguard Int’l Growth Fund	102,510	**	2,446

*	Vanguard Life Strategy Conservative Growth	14,415	**	239

*	Vanguard Life Strategy Growth Fund	25,340	**	605

*	Vanguard Life Strategy Income Fund	17,839	**	249

*	Vanguard Life Strategy Moderate Growth Fund	21,073	**	429

*	Vanguard Long-Term U.S. Treasury Inv. Fund	37,055	**	412

*	Vanguard PRIMECAP Fund	272,029	**	18,756

*	Vanguard Prime Money Market Fund	12,586,949	**	12,587

*	Vanguard Wellington Inv. Fund	129,609	**	4,203

*	Vanguard Selected Value Fund	24,920	**	526

*	Vanguard Windsor Fund	45,145	**	842

*	Dana Stock Fund	163,680	**	227

*	Participants’ notes receivable, interest ranging from 5.0% to 9.5%	—	**	927

				$49,475

*	Parties-in-interest to the Plan.

**	Cost is not required for participant-directed investments.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Dana Corporation Investment Committee, which is the Administrator of the Dana Corporation Employee Incentive and Savings Investment Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dana Corporation Employee Incentive and Savings Investment Plan

Date: June 25, 2007	By:	/s/ Richard W. Spriggle
Richard W. Spriggle

	Title:	Chairman
Dana Corporation Investment Committee